UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

         _______________________________________________

                          SCHEDULE 13D

                        (Amendment No. 1)

            Under the Securities Exchange Act of 1934

                        SWITCHBOARD, INC.
                        (Name of Issuer)

             Common Stock, Par Value $.01 per share
                 (Title of Class of Securities)

                           871045-10-0
                         (CUSIP Number)

                       Sumner M. Redstone
                    National Amusements, Inc.
                         200 Elm Street
                   Dedham, Massachusetts 02026
                    Telephone: (781) 461-1600

                         with a copy to:

                    Michael D. Fricklas, Esq.
                           Viacom Inc.
                          1515 Broadway
                    New York, New York 10036
                    Telephone: (212) 258-6000
             (Name, Address and Telephone Number of
    Person Authorized to Receive Notices and Communications)

                         August 22, 2001
     (Date of Event which Requires Filing of this Statement)


    _________________________________________________________

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /.











CUSIP No. 871045-10-0                             Page 1 of 6

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    SUMNER M. REDSTONE
                    S.S. No.
------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
     Instructions)
/  / (a)
------------------------------------------------------
/  / (b)
------------------------------------------------------
(3)  SEC Use Only
------------------------------------------------------
(4)  Sources of Funds (See Instructions)     N/A
------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
------------------------------------------------------
(6)  Citizenship or Place of Organization
                    United States
------------------------------------------------------
Number of       (7)  Sole Voting Power
  Shares	   -----------------------------------
Beneficially    (8)  Shared Voting Power 8,555,497(1)(2)
 Owned by         -------------------------------------
   Each         (9)  Sole Dispositive Power
Reporting        ---------------------------------------
  Person       (10) Shared Dispositive Power 8,555,497(1)(2)
  With
------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting
                    8,555,497 (2)
------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                    31.9%(1)(2)
------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
                      IN
------------------------------------------------------



(1) Includes 1,066,937 shares underlying currently exercisable warrants.
(2) Pursuant to the Proposed Transaction (as defined in Item 4), Viacom Inc. will surrender to the Issuer, all of its shares of Issuer's common stock, Series E Special Voting Preferred Stock and approximately 50% of the Warrants it holds for Issuer's common stock in exchange for termination of certain agreements between the Issuer and Viacom.

  CUSIP No.     871045-10-0                     Page 2 of 6

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    VIACOM INC.
                    I.R.S No. 04-2949533
------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
     Instructions)
/  / (a)
------------------------------------------------------
/  / (b)
------------------------------------------------------
(3)  SEC Use Only
------------------------------------------------------
(4)  Sources of Funds (See Instructions)    N/A
------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e).
------------------------------------------------------
(6)  Citizenship or Place of Organization   Delaware
------------------------------------------------------
Number of      (7)  Sole Voting Power
  Shares	 --------------------------------------
Beneficially   (8)  Shared Voting Power  8,555,497(1)(2)
 Owned by	---------------------------------------
   Each        (9)  Sole Dispositive Power
Reporting	---------------------------------------
  Person     (10) Shared Dispositive Power 8,555,497(1)(2)
  With
------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting
                    8,555,497(1)(2)
------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)
------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                   31.9% (1)(2)
------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
                            CO
------------------------------------------------------



(1) Includes 1,066,937 shares underlying currently exercisable warrants.
(2) Pursuant to the Proposed Transaction (as defined in Item 4), Viacom Inc. will surrender to the Issuer, all of its shares of Issuer's common stock, Series E Special Voting Preferred Stock and approximately 50% of the Warrants it holds for Issuer's common stock in exchange for termination of certain agreements between the Issuer and Viacom.

Item 1.   Security and Issuer.
	  ---------------------

     This Amendment No. 1 amends the Statement on Schedule 13D filed with the SEC on May 15, 2000 by Mr. Sumner M. Redstone, National Amusements, Inc., NAIRI, Inc. and Viacom Inc., with respect to the Common Stock, $.01 par value per share (the "Common Shares"), of Switchboard, Inc. ("Switchboard" or the "Issuer"), a Delaware corporation, with its principal executive office located at 120 Flanders Road, Westboro, Massachusetts 01581.

Item 2.     Identity and Background.
	    ------------------------

     Item 2 is amended and supplemented as follows:

     David Andelman, an attorney whose business address is c/o
Lourie and Cutler, 60 State Street, Boston, MA 02109, has been elected a Director of Viacom. Thomas E. Dooley is no longer a Director of Viacom.

     Mr. Andelman is a citizen of the United States. During the last five years, he has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Richard J. Bressler has been elected Senior Vice President and Chief Financial Officer of Viacom Inc., whose business address is 1515 Broadway, New York, New York 10036. Fredric G.
Reynolds is no longer an Executive Officer of Viacom.

     Mr. Bressler is a citizen of the United States. During the last five years, he has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 4.   Purpose of Transaction.
	  ------------------------

      Item 4 is hereby amended and restated in its entirety to read as follows:

     "The Issuer's Common Shares were acquired by the Reporting Persons pursuant to the merger of CBS Corporation, immediate prior owner of the Common Shares and Special Preferred Stock, with and into Viacom on May 4, 2000. The Reporting Persons may, at any time and from time to time, purchase additional Common Shares of the Issuer. Under the Restructuring Agreement (defined below), Viacom may not sell, transfer, encumber or otherwise restrict any or all of the Issuer's Common Shares, Series E Special Voting Preferred Stock or warrants that Viacom holds.

      "On August 22, 2001, Viacom, the Issuer and ePresence, Inc., a Massachusetts corporation (formerly known as Banyan Systems Incorporated, "ePresence"), entered into the Restructuring Agreement (the "Restructuring Agreement") pursuant to which, among other things, at the Closing (as defined in the Restructuring Agreement) Viacom will surrender to Switchboard the following securities of the Issuer it currently owns: (i) all of the 7,488,560 shares of Common Stock, $.01 par value, (ii) one share of Series E Special Voting Preferred Stock, $.01 par value, and (iii) 533,469 of the 1,066,937 warrants to purchase common stock; the following agreements among Viacom, the Issuer and ePresence, will be terminated: (i) the Common Stock and Warrant Purchase Agreement, dated as of June 1, 1999, as amended (the "Purchase Agreement"), (ii) the Advertising and Promotion Agreement dated as of June 30, 1999 (the "Advertising Agreement"), (iii) the Right of First of Refusal Agreement dated as of June 30, 1999 (the "ROFR Agreement"), and
(iv) the Termination of Stockholder's Voting Agreement dated as of January 1, 2001 (the "Voting Agreement"); and the License Agreement between Switchboard and Viacom dated as of June 30, 1999 will terminate no later than three (3) months after the Closing (the "Proposed Transaction").

      "The Proposed Transaction is subject to customary closing conditions and Switchboard stockholder approval, which requires approval by two-thirds of Switchboard's outstanding shares, excluding those held by Viacom.

       "Other than as set forth herein, the Reporting Persons have no current plan or proposal which relates to, or would result in, any of the actions enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D."


Item 5.   Interest in Securities of the Issuer.
	  ------------------------------------

          Item 5 is amended as follows:

          (a) and (b) Viacom is currently the beneficial owner, with shared dispositive and voting power, of 8,555,497 Common Shares, including 1,066,937 Common Shares underlying currently exercisable warrants (the "Subject Warrants"), and one share of Series E Special Voting Preferred Stock (the "Special Preferred Stock") or approximately 31.9%, of the Issuer's issued and outstanding Common Shares (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding and assuming the exercise of all the Subject Warrants and such underlying shares to be issued and outstanding for purposes of this calculation).

          NAIRI is currently the beneficial owner, with shared dispositive and voting power, of 8,555,497 Common Shares, including 1,066,937 Common Shares underlying the Subject Warrants, and the Special Preferred Stock or approximately 31.9%, of the Issuer's issued and outstanding Common Shares (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding and assuming the exercise of all the Subject Warrants and such underlying shares to be issued and outstanding for purposes of this calculation).

          NAI is currently the beneficial owner, with shared dispositive and voting power, of 8,555,497 Common Shares, including 1,066,937 Common Shares underlying the Subject Warrants and the Special Preferred Stock or approximately 31.9%, of the Issuer's issued and outstanding Common Shares (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding and assuming the exercise of all the Subject Warrants and such underlying shares to be issued and outstanding for purposes of this calculation).

          As a result of his stock ownership in NAI, Mr. Sumner
          M. Redstone is deemed the beneficial owner of 8,555,497 Common Shares, including 1,066,937 Common Shares underlying the Subject Warrants, and the Special Preferred Stock or approximately 31.9% of the issued and outstanding Common Shares (based on the number of

          Common Shares that were reported by the Issuer to be issued and outstanding and assuming the exercise of all the Subject Warrants and such underlying shares to be issued and outstanding for purposes of this calculation).


Item 6.   Contracts, Arrangements, Understandings or
	  Relationships with Respect to Securities of the
          Issuer.
	  ------------------------------------------------

          Item 6 is amended and restated in its entirety as follows:

          "The Stockholders Voting Agreement, dated as of June 30, 1999, among Viacom (as successor to CBS Corporation), ePresence, Inc. (formerly Banyan Systems Incorporated) and the Issuer, was terminated January 1, 2001, pursuant to the Termination of Stockholder's Voting Agreement, entered into and executed by each of the parties effective as of January 1, 2001.

          "Except as described in this Item 6 and Item 4 above, none of the Reporting Persons have entered into, or amended any existing, agreement with respect to the Common Shares or other securities of the Issuer since the prior statement on Schedule 13D, or amendment thereto, that was filed by certain of the Reporting Persons and any predecessor thereof. Viacom, as successor by merger to CBS, has assumed all rights and obligations of CBS.

     "The information set forth under Item 4 above and the exhibits attached hereto are incorporated by reference."


Item 7.   Material to be Filed as Exhibits.
	  ---------------------------------

Exhibit 1 Restructuring Agreement, dated as of August 22, 2001, by and among Viacom, the Issuer and ePresence is hereby incorporated by reference to Exhibit 99.1 to Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 28, 2001.

                           Signatures
			   ----------

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(f)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.



August 28, 2001                         /s/ Sumner M. Redstone
					----------------------
                                        Sumner M. Redstone,
                                        Individually



                                   National Amusements, Inc.


                                   By:  /s/ Sumner M. Redstone
				     --------------------------
                                        Sumner M. Redstone,
                                        Chairman and Chief
					Executive Officer


                                   NAIRI, Inc.


                                   By:  /s/ Sumner M. Redstone
				      -------------------------
                                        Sumner M. Redstone,
                                        Chairman and President


                                   Viacom Inc.


                                   By:  /s/ Michael D. Fricklas
                                      --------------------------
                                        Michael D. Fricklas
                                        Senior Vice President,
                                        General Counsel and Secretary